(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2006

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

          This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at December 31, 2006, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). Measurement differences between Canadian and U.S. GAAP that would affect the Company’s reported financial results are disclosed in Note 21 of the Financial Statements. This MD&A is dated as of March 19, 2007.

OVERVIEW AND OVERALL PERFORMANCE

          The Company is an international mineral exploration and development company, focused on gold, copper and uranium, with properties in western Turkey, Canada and in Mexico. At March 19, 2007, the Company also owns 47.02% of Aurora Energy Resources Inc. (“Aurora”), a company focused on exploring and developing uranium properties in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol “AXU”. The Company accounts for its investment in Aurora as an equity investment.

          During the year ended December 31, 2006, the Company focused on exploration activities in Canada, Turkey and Mexico, the initial public offering (“IPO”) of Aurora and completion of updated resource estimates for the Turkish gold assets and Aurora’s uranium assets in Labrador.

          At December 31, 2005, the Company owned 56.8% of Aurora and accounted for its investment in Aurora as a joint venture, therefore proportionately consolidating its results. The ownership change to 47.2% at December 31, 2006 resulted from Aurora completing an IPO of its common shares in March 2006 followed by the exercise of the underwriter’s over-allotment option, which raised total gross proceeds of $28,750,000, and completion of an additional $30 million bought deal financing and concurrent $10 million private placement in October 2006 and the exercise of options and warrants in Aurora. Aurora has some employees, management and directors in common with the Company. At March 19, 2007, the Company owns 30,947,336 common shares of Aurora or 47.02%, with a fair market value of approximately $445,000,000.

          On April 30, 2006, the Company received notification from Teck Cominco Limited that its Turkish subsidiary (“TCAM”) would be exercising its back-in right on both the Agi Dagi and Kirazli properties. Teck Cominco is required to spend a minimum of US$15 million by April 30, 2008 on these properties to earn back a 60% interest (as further discussed below).

          On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% on four newly designated properties under the Company’s Biga Properties Agreement. As a result of this election, the Company is deemed to have earned 100% of each of the properties. TCAM’s decision frees up the Company’s technical staff in Turkey to focus on identifying other projects for acquisition in the area.

          On June 1, 2006, the Company closed a bought deal financing of 6,000,000 common shares of the Company with a syndicate of underwriters at a price of $6.40 per share, for gross proceeds of $38,400,000. The underwriters’ commission amounted to 5.5% of the gross proceeds.

          Subsequent to year-end, the Company closed a short-form prospectus offering (the “Offering”) to sell 4,100,000 common shares at a price of $14.75 per share raising gross proceeds of $60,475,000. The Offering has a 15% Greenshoe option, allowing the underwriter’s to acquire up an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. The underwriters received a cash commission of 5%.

          The Company has a 2007 exploration budget of $5,500,000 for its Yukon properties, called the Wernecke Breccias, while Aurora has a reported exploration and development budget of approximately $26,000,000 for its Labrador uranium properties. TCAM will continue exploring the Turkish properties as they complete their earn-back.

          The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “FRG”.

          As at March 19, 2007, the Company has on hand cash and marketable securities with a value of approximately $104,000,000.

SELECTED ANNUAL INFORMATION

          The following financial data are derived from the Company’s financial statements for the fiscal years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Total revenues	Nil	Nil	Nil
Net income (loss) before discontinued operations	15,015,635	(5,295,943)	(4,456,596)
Basic and diluted earning (loss) per share before discontinued operations	Basic $0.27 Diluted $0.25	$(0.12) $(0.12)	$(0.15) $(0.15)
Net income (loss) for the year	15,011,639	(5,304,538)	(4,462,744)
Basic and diluted earnings (loss) per share	Basic $0.27 Diluted $0.25	$(0.12) $(0.12)	$(0.15) $(0.15)
Total assets	102,311,386	33,802,467	14,558,608
Long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

RESULTS OF OPERATIONS –

DECEMBER 31, 2006 VS DECEMBER 31, 2005

          The Company’s net income before discontinued operations for the year ended December 31, 2006 was $15,015,635 or earnings per share of $0.27 compared to a net loss of $5,295,943 or loss per share of $0.12 for the year ended December 31, 2005. Contributing to the year-over-year difference were the recognition of dilution gains on the Company’s investment in Aurora, offset by the Company’s pick up of its percentage of the operating loss of Aurora, an increase in stock-based compensation expense, wages and benefits costs, accounting and audit, legal, property investigation costs and interest income, offset by decreases in investor relations, promotion and advertising costs and write-downs of exploration properties.

          In March 2006, the common shares of Aurora were successfully listed on the Toronto Stock Exchange. The resulting dilution reduced the Company’s ownership in Aurora from 56.8% to 50.2% . Subsequent to Aurora’s IPO, the Company’s ownership in Aurora decreased to 47.2% as of December 31, - 3 -

2006 due to the issuance of additional common shares on exercise of the underwriters’ over-allotment option, an additional private placement and financing in October and the exercise of underwriter warrants and the exercise of employee stock options. The Company realized a dilution gain for the year ended December 31, 2006 of $26,489,773. The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

          Effective March 22, 2006, the Company began to account for its investment in Aurora through the equity method as it no longer has the unequivocal right to elect the majority of directors of Aurora and there are no other agreements or instruments in existence that would give it that right in the future. For the year ended December 31, 2006, the Company included in net income its share of the loss of Aurora of $6,974,120, the majority of which relates to stock-based compensation expense. Aurora was not incorporated until June 2005, and substantially all of its costs to December 2005 were exploration related and capitalized to its balance sheet.

          Stock-based compensation expense is comprised of the fair value of stock options granted to employees and consultants that vest in the period. Stock-based compensation expense for the year ended December 31, 2006 increased to $3,035,209 from $840,528 for the year ended December 31, 2005. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

          Wages and benefits costs increased to $1,424,237 for the year ended December 31, 2006, from $958,115 in the prior year. The increase in wages and benefits costs are attributed to year-over-year salary changes, an increase in the number of employees and increases to employee bonuses.

          Property investigation expense increased to $594,895 for the year ended December 31, 2006 as compared to $251,507 for the year ended December 31, 2005. The increase in expenditures year-over-year relates to costs associated with investigating the numerous opportunities presented to the Company for consideration and includes travel costs to visit the properties or companies under consideration and other due diligence costs as required.

          Office and general expenses for the year ended December 31, 2006 were $295,984 as compared to $232,009 in the prior year. The increase in costs for the year to date is directly attributed to the move to larger office premises in February 2006, the hiring of additional staff and the opening of an office in Ankara, Turkey in April 2005. In addition, insurance costs increased as a result of the Company’s Amex listing in June 2005.

          Accounting and audit expenses increased to $212,165 for the year ended December 31, 2006 as compared to $97,714 for the year ended December 31, 2005. The increase in expenditures relates to costs incurred to comply with Sarbanes-Oxley legislation.

          Legal fees have increased to $207,706 for the year ended December 31, 2006 as compared to $117,478 for the year ended December 31, 2005. The increase is primarily attributed to fees paid to special counsel hired by the Special Committee of the Board to assist the Board with respect to various corporate governance issues.

          Interest income increased to $1,309,550 as compared to $467,525 in the prior year, primarily due to significantly higher average cash balances in 2006 versus 2005. Cash is invested either in interest-earning accounts or term deposits until required.

          Investor relations, promotion and advertising expense decreased to $705,306 for the year ended December 31, 2006 as compared to $886,429 for the year ended December 31, 2005. The decrease in expense is attributed to decreased costs associated with the Company’s website, and lower fees paid to consultants and analysts to arrange meetings with potential investors and tours of the Company’s properties. As the Company develops its own network of investors, it relies less on the assistance of these consultants.

          During 2005, due to unsatisfactory exploration results, the Company decided to discontinue exploration on the remaining properties in the Northwest Territories, Ontario and Chiapas, Mexico, resulting in a write-down of $2,397,169 of previously capitalized exploration and acquisition expenditures associated with these properties. During 2006, the Company had minimal property write-downs on minor properties totalling $98,784.

          Total assets at December 31, 2006 increased to $102,311,386 from $33,802,467 at December 31, 2005, primarily as a result of the bought deal financing which closed in June 2006 and raised gross proceeds of $38,400,000, and the recognition of a dilution gain from the Aurora IPO and a corresponding increase in the investment in Aurora, accounted for by the equity method to $37,508,155. In addition, for the year ended December 31, 2006, the Company realized cash inflows from the exercise of warrants and options of $12,118,865 which were offset by exploration expenditures of $6,298,162, cash outflows from operations of $2,364,612 and a further investment in Aurora of $10,000,002.

          The Company has recorded a future income tax liability of $1,572,172, primarily arising on the difference between the accounting and tax values of mineral property expenditures in Turkey and the investment in Aurora. In 2005, the Company recorded a future income tax liability arising on the purchase price allocation of additional shares of Aurora.

          In addition, during 2006 the Company acquired marketable securities at a total cost of $4,019,817. During 2006 the Company sold $601,059 of these securities, realizing a gain of $117,639. At December 31, 2006, these marketable securities had a fair market value of $4,177,285.

          The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If a property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

DECEMBER 31, 2005 VS DECEMBER 31, 2004

          The net loss for the year ended December 31, 2005 increased over 2004, primarily as a result of a write-down of costs previously capitalized as exploration properties costs, an increase in wages and benefits expense, property investigation expense, office and general expenses, legal expenses and accounting and audit expenses, offset by an increase in interest income earned and a future income tax recovery and a decrease in stock-based compensation expense, investor relations, promotion and advertising costs, management fees expense and expense recoveries.

          During 2005, due to unsatisfactory exploration results, the Company decided to discontinue exploration on the remaining properties in the Northwest Territories, Ontario and Chiapas, Mexico, resulting in a write-down of $2,397,169 of previously capitalized exploration and acquisition expenditures associated with these properties.

          Wages and benefits expense charged to operations increased to $958,115 in 2005 as compared to $375,004 in 2004 as a result of an increase in the number of head office administrative staff, implementation of employee benefit plans, severance costs, adoption of directors fees and payment of bonuses. In addition, 2005 was the first full year of costs associated with the Company’s original employees who were hired in May 2004.

          Property investigation costs in 2005 primarily related to the expenses incurred in investigating various exploration opportunities in Turkey.

          Office and general costs increased to $232,009 in 2005 as compared to $71,722 in 2004 as a direct result of increased activity within the Company, an increase in insurance costs as a result of the Company’s Amex listing and the opening of offices in Turkey and Mexico.

          Listing and filing fees, which include transfer agent costs, increased to $125,357 in 2005 as compared to $49,103 as a direct result of the Company’s Amex listing and increased transfer agent costs resulting from a large number of warrants exercised in the year.

          Legal expenses increased to $117,478 in 2005 as compared to $66,220 in 2004 as a result of costs incurred in restructuring the Company’s uranium holdings, expenses of the Amex listing and costs incurred with the incorporation of the Company’s Mexican and Turkish subsidiaries.

          Accounting and audit costs increased to $97,714 in 2005 as compared to $60,074 in 2004 as a result of an increase in audit fees associated with the Mexican operations and the Company’s share of the costs of a separate audit of Aurora in preparation for its IPO, international tax planning for the Mexican and Turkish assets and $12,720 incurred in consulting costs with respect to the Company’s SOX 404 implementation preparations.

          Stock-based compensation expense, which is comprised of the fair value of stock options granted to employees and consultants that vest in the year, decreased to $840,528 in 2005 from $2,179,744 in 2004. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.

          Investor relations, promotion and advertising expense decreased to $886,429 in 2005 as compared to $1,338,151 in 2004 primarily as a result of a marketing campaign in 2004 that was not repeated in 2005. Offsetting the decrease in promotion and advertising expense was an increase in investor relations costs due to fees paid to various consultants to introduce the Company to potential investors, expenses of analyst tours to the Company’s properties in Turkey and Labrador and costs incurred with respect to a new website in 2005 that were not incurred in 2004.

          Prior to May 2004, the Company incurred management fees paid to various executives who provided services on a consulting basis. In 2005, all of these individuals were employees of the Company and the corresponding wages and benefits were included in wages and benefits expense in 2005.

          During 2005, the Company had a higher average cash balance on hand as compared to 2004, resulting in an increase in interest income to $467,525 from $188,130 in 2004.

          In 2005, the Company realized a future income tax benefit of $391,600 from previously unrecognized tax assets relating to loss carryforwards required to offset a future income tax liability arising on the issuance of flow-through shares and the renouncing of exploration expenditures.

          Total assets in 2005 increased significantly over 2004 as a result of the deferral of $12,400,266 of exploration expenditures, net of joint venture recoveries and write-downs, and an increase in cash and short-term deposits to $16,096,933 from $9,528,579 in 2004 as a result of the completion of two financings during the year and receipt of cash from the exercise of warrants and stock options. Total cash flows from financing activities were $21,868,043 in 2005 versus $11,357,242 in 2004.

EXPLORATION PROJECTS

          Exploration and acquisition expenditures by the Company for the year ended December 31, 2006 and 2005 totalled $4,266,412 and $6,650,881, respectively, in Turkey, $1,267,475 and $795,659, respectively, in Mexico, and $2,624,285 and $209,438, respectively, in the Yukon, Canada, respectively.

Turkey

          On April 27, May 6 and October 19, 2004, the Company signed three separate Memoranda of Understanding (“MOUs”) with TCAM to acquire a 100% interest in exploration properties in western Turkey named Agi Dagi, Kirazli and the Biga Properties, respectively.

          On April 30, 2006, TCAM provided notice to the Company of its intention to earn back a 60% interest in each of the Agi Dagi and Kirazli properties prior to the Company actually completing its earn-in expenditure requirement as called for under the MOU. As a result, the Company is deemed to immediately have earned a 100% interest in each property. The Company issued to TCAM 175,000 common shares on April 30, 2006 as required under the Agi Dagi and Kirazli MOUs. On August 24, 2006, an agreement was reached with TCAM to return 90,000 common shares originally issued on April 30, 2006 in satisfaction of a difference of opinion on timing of costs on Agi Dagi. The Company is not required to issue the final 300,000 common shares as originally outlined under the MOU for Agi Dagi and Kirazli because of the TCAM earn-back election.

          To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend twice the Company’s expenditures to date of the earn-back notice over a period of two years, with 50% of this amount required to be spent in the first year. The Company’s expenditures up to the date of the earn-back election were approximately US$5,000,000 on Agi Dagi and US$2,500,000 on Kirazli. The Company will assist TCAM by providing technical support and personnel during the earn-back period.

          Upon the Company earning its 100% interest, TCAM was granted a Net Smelter Return Royalty ("NSR") of 1% on the Agi Dagi Project, and 2% on the Kirazli Project. The royalty is eliminated if TCAM completes its 60% earn-back.

          In lieu of the NSR’s, if TCAM completes its 60% earn-back on the Agi Dagi property, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi resource areas, up to a maximum of 600,000 ounces. If TCAM completes its 60% earn-back on the Kirazli property, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined resource areas, up to a maximum of 250,000 ounces.

          TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting the expenditure commitment described above.

          On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Pirentepe, Halilaga, TV Tower and Dedidagi properties. Each of these properties was recently designated a property as per the terms of the Biga Properties Agreement. As a result of this election, the Company is deemed to have earned 100% in each of these properties. To earn back a 60% interest in a property, TCAM must spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, over a three-year period, with a minimum of 50% being spent in year one. TCAM may earn back an additional 10% by electing to complete a feasibility study on the project within four years of earning back to 60%.

          The 2006 drilling program commenced March 22, 2006 at Agi Dagi. As of December 31, 2006, a total of 16,344 metres was drilled in nine complete and 15 ongoing holes. Exploration and acquisition expenditures on Agi Dagi by the Company for the year totalled $844,311, including an allocation of stock-based compensation expense of $28,806 and the fair value of common shares issued to TCAM of $71,000.

          The Company successfully completed a National Instrument 43-101 compliant resource estimate on Agi Dagi in early 20061. Currently, Agi Dagi comprises two separate resource areas, referred to as the Baba Zone and the Deli Zone, which are located three kilometres apart on the same hill. The grade, tonnage and classification of the resource estimates from the Deli and Baba Zones are as follows:

			Indicated					Inferred
	Tonnes	Au	Ag	Au oz	Ag oz	Tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Deli Oxide	1,110	0.83	5.00	30	178	12,350	1.12	7.16	444	2,843
Deli Sulphide	250	1.12	8.46	9	68	4,060	1.06	9.65	138	1,260
Deli Total	1,360	0.90	5.63	39	246	16,410	1.10	7.78	582	4,103
Baba Oxide	6,270	0.86	0.86	172	174	16,940	0.77	1.01	418	551
Baba Sulphide	170	1.10	0.91	6	5	1,430	1.06	9.65	43	43
Baba Total	6,440	0.86	0.86	178	179	18,370	0.78	1.01	461	594
Agi Dagi Total	7,800	0.86	1.69	217	425	34,780	0.93	4.20	1,043	4,697

          The Deli Zone is open for expansion in all directions. Similarly, the Baba zone is open for expansion to the north-northwest. TCAM will be responsible for directing the exploration of these and other new target areas on the property until at least April 2008, the projected completion of their earn-back expenditure. Results were also obtained from metallurgical tests that indicate recoveries of up to 93.8% after 40 days of column leaching with low reagent consumption.

          The 2006 drilling program at Kirazli commenced in May with a total of 6,793 metres drilled as of December 31, 2006, with 6 completed and three partially completed holes. During the first quarter of 2006, the Company received results from metallurgical testing which indicated that Kirazli oxide material is amenable to leaching, with average recoveries of 85% after 40 days of column leaching. Total exploration and acquisition expenditures on Kirazli for the year ended December 31, 2006 were $790,214, including an allocation of stock-based compensation costs of $43,946 and a fair value of common shares issued to TCAM of $532,500.

          The Company successfully completed a National Instrument 43-101 compliant resource estimate on the Kirazli property in early 20062. Currently, the Kirazli project consists of a large resource area that has a minimum strike length of 1,000 metres. The grade, tonnage and classification of the resource estimate from Kirazli are as follows:

			Indicated					Inferred
	Tonnes	Au	Ag	Au oz	Ag oz	Tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Kirazli Oxide	2,730	1.69	16.18	148	1,420	4,790	1.04	18.92	160	2,914
Kirazli Sulphide	2,700	1.11	3.14	96	273	13,020	0.96	2.26	403	945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

          The resource area on Kirazli is open for expansion in all directions.

          During the period, the Company incurred costs exploring the Biga property area, which is now divided into four designated properties called Pirentepe, Halilaga, Dedidagi and TV Tower. Drilling

_____________________________________________________
1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop, P.Eng., Exploration Manager – Canada / Turkey for the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux P. Eng .of Giroux Consultants Ltd.
2 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop, P.Eng., Exploration Manager – Canada / Turkey for the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux P. Eng., .of Giroux Consultants Ltd.

commenced on Pirentepe on September 20, 2006, where the Company drilled 1,709 metres. Drilling at Halilaga commenced in November 2006 and by year-end a total of 890 metres had been drilled.

          As the majority of Biga property costs were incurred prior to the individual property designation, the Company and TCAM have re-allocated costs based upon best estimates as to where the original expenditure was incurred. Based upon this re-allocation, the Company has incurred total costs at Pirentepe, Halilaga, TV Tower and Dedidagi of US$809,930, US$586,852, US$27,751 and US$6,559 respectively.

          With the TCAM earn-back election on the Agi Dagi, Kirazli and the four designated Biga properties, the Company will now shift its focus to a regional exploration program in Turkey, with the goal of identifying new properties for acquisition.

Mexico

          In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company may earn a 100% interest in both of these projects by spending a combined total of US$2,000,000 over four years on exploration, to be divided between the two properties, with a minimum US$500,000 expenditure required on a property before earn-in on that property is complete. Minera will retain a back-in right to each project, which must be exercised within 60 days of the Company expending US$2,000,000 on such project. Minera will also retain a 1.5% - 2% net smelter royalty on each project, which will be extinguished if Minera earns back an interest on a project.

          Minera's back-in right allows it to earn an initial 51% interest in each project individually by incurring twice the Company’s expenditures on such project over three years, with a firm first-year work commitment of 25% of the Company's expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

          Expenditures on Clara and San Pedro for the year ended December 31, 2006, totaled $1,258,476 primarily consisting of costs associated with a mapping and sampling program over the properties and separate drill programs. Drilling on the properties commenced in July.

          At Clara the Company completed two separate drill programs. The first consisted of a total of 1,339.80 metres in eight reverse circulation (“RC”) holes. The Company commenced a second drill program at Clara in late September 2006, which was budgeted to consist of 10 holes for a total of 1,500 metres. To December 31, 2006, nine holes were drilled for a total of 1,369.85 metres.

          On the San Pedro project, eight RC holes were drilled with a combined length of 1,376.34 metres. Unfortunately, the proposed drill program was not completed since the last two holes of the program were not drilled due to damage to the access roads by bad weather in the region and the inaccessibility of the drill sites.

          The Company plans to complete an additional five holes, three holes at Clara and two holes at San Pedro, for a total of 1,050 metres in the first quarter of 2007.

Wernecke properties

          In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”), a subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of the Yukon, Canada. The Company was required to complete $2,000,000 in expenditures on the property to earn an 80% interest in the claims and data set while Newmont and NVI retain a 2% net smelter royalty. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

          For the year ended December 31, 2006, the Company spent $2,624,285 on the property which included costs of additional staking and detailed geological sampling and mapping, thus completing the earn-in requirement. Rimfire will have 60 days upon receipt of all data under the 2006 program, other than geophysical data, to decide whether it will contribute its share of the costs incurred to date in excess of $2,000,000 or suffer dilution. The Company has received notification from Rimfire that they will be contributing their share of the $833,723 incurred in excess of the $2,000,000 earn-in amount.

          The Company has planned a minimum $5,500,000 exploration budget for the Wernecke properties which will involve further mapping and geological sampling and 10,000 metres of drilling. The Company anticipates commencing this program in May or June of 2007.

Investment in Aurora Energy Resources Inc. – 47.2% (as at December 31, 2006)

          Aurora, which owns the uranium assets in the Central Mineral Belt of Labrador previously held by Fronteer and Altius, completed its IPO financing on March 22, 2006, raising gross proceeds of $28,749,999 including exercise of an over-allotment option. The Company no longer proportionately consolidates Aurora and now accounts for its investment using the equity method.

          Aurora announced an updated National Instrument 43-101 compliant resource estimate for its Michelin Deposit in February 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The collective updated resource estimate yields a total of 95,910,000 pounds of U3O8 (“uranium”) increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

          A detailed breakdown of the resource estimate for both deposits, as reported by Aurora, is shown in the following table3:

Deposit	Measured			Indicated			Inferred
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,410,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000

* Open pit resource reported at 0.03% U308 cut-off
** Underground resource reported at a 0.05% U308 cut-off

          Copies of the National Instrument 43-101 compliant technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada During The Period January 2006 To January 2007” can be viewed on SEDAR at www.sedar.com.

          Based upon the success of the 2006 program, Aurora has developed its 2007 exploration program based upon the recommendations in the above-noted Technical Report filed with the Corporation’s short form prospectus in September 2006. This program will consist of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear and the completion of a preliminary engineering study using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure. In addition, the program is expected to involve a significant component of field work including a minimum 75,000-metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake

________________________________________________________________
3 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

Trend. This program would continue to expand the known inferred resource at Michelin as well as focus on the conversion of inferred to indicated resources. The program would also seek to develop new resources within the other targets areas. The approximate breakdown of the meterage will be as follows:

o	Michelin Main	27,000 metres
o	Jacques Lake	22,000 metres
o	Aurora River	10,000 metres
o	White Bear	4,000 metres
o	Michelin East	4,000 metres
o	Melody Hill	4,000 metres
o	Inda Lake Trend	4,000 metres
o	Total	75,000 metres

          This work will involve a minimum of six diamond drill rigs (currently on-site) for a period of eight months and be based out of the Michelin Camp and a new Jacques Lake camp to be constructed in June 2007. Based on the outcome of the scoping study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

          Aurora’s budget for the 2007 program is $21,250,000. Aurora has also allocated an additional $5,000,000 for ongoing environmental baseline work and engineering studies.

          Summarized financial information for Aurora is presented in the table below:

	December 31, 2006	December 31, 2005
Total assets	76,419,309	6,467,699
Total liabilities	1,848,557	171,017
Total shareholders equity	74,570,752	6,296,682
Net loss for period	12,571,640	18,607

Investment in Latin American Minerals

          Pursuant to a private placement which closed in November 2006, the Company purchased 5,310,000 units of securities ("Units") of Latin American Minerals Inc. (“LAT”), a company listed on the TSX Venture Exchange. Each Unit was purchased for $0.25 and is comprised of one common share in the capital of LAT and one-half of one common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. On a fully diluted basis, the company owned approximately 17.6% of LAT.

          The acquisition of the Units was made for investment purposes to allow the Company to obtain a strategic foothold in a highly prospective area of Argentina. The Company may from time to time increase or dispose of its investment in LAT.

Real Estate Development Joint Venture

          The Company continues to hold a 50% interest in its original real estate development joint venture. The Company holds its interest in the joint venture through a 50% interest in Berkley Homes (Pickering) Inc. The Company has obtained a letter of indemnity from the co-venturer absolving it of any liability under the remaining warranty obligation of the joint venture.

SUMMARY OF QUARTERLY RESULTS

          The following information is derived from the Company’s quarterly financial statements for the past eight quarters.

	Dec 2006	Sep 2006	Jun 2006	Mar 2006
Income (loss) before discontinued operations	$7,389,922	$(585,003)	$(1,811,489)	$10,022,205
Basic earnings (loss) per share before discontinued operations	$0.11	$(0.01)	$(0.03)	$0.20
Diluted earnings (loss) per share before discontinued operations	$0.11	$(0.01)	$(0.03)	$0.18
Net earnings (loss) for the period	$7,389,922	$(585,003)	$(1,811,489)	$10,018,209
Basic earnings (loss) per share for the period	$0.11	$(0.01)	$(0.03)	$0.20
Diluted earnings (loss) per share for the period	$0.11	$(0.01)	$(0.03)	$0.18

	Dec 2005	Sep 2005	Jun 2005	Mar 2005
Income (loss) before discontinued operations	$(1,933,478)	$(1,808,660)	$(1,264,730)	$(289,075)
Basic and diluted loss per share before discontinued operations	$(0.04)	$(0.04)	$(0.03)	$(0.01)
Diluted earnings (loss) per share before discontinued operations	$(0.04)	$(0.04)	$(0.04)	$(0.04)
Net income (loss) for the period	$(1,916,744)	$(1,833,989)	$(1,264,730)	$(289,075)
Basic and diluted income (loss) per share for the period	$(0.04)	$(0.04)	$(0.03)	$(0.01)
Diluted earnings (loss) per share for the period	$(0.04)	$(0.04)	$(0.04)	$(0.04)

          For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

          For the three months ended September 30, 2006, the Company recognized a dilution gain of $432,279 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

          For the three months ended June 30, 2006, the Company recognized a dilution gain of $1,451,212 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792. In the three months ended March 31, 2006, the Company realized a dilution gain of $10,842,568 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2% .

          In the fourth quarter of 2005, a decision was made to write off the Company’s exploration properties in Chiapas totalling $943,216. In addition, the Board of Directors approved bonuses resulting in an increased to wages and benefits expense totalling $285,417.

          In the third quarter of 2005, a decision was made to write off exploration expenditures associated with the Company’s remaining exploration properties in the Northwest Territories and Ontario totalling $1,144,414.

          In the second quarter of 2005, the Company wrote off exploration expenditures on the Dixie Lake Property totalling $224,708, realized additional stock-based compensation expenses of $483,979, incurred listing and filing fees with respect to the Company’s Amex listing of $50,001 and incurred start-up costs associated with the opening of an office in Ankara, Turkey totalling $18,100.

          In the first quarter of 2005, the Company realized a $391,600 future income tax recovery arising on the recognition of previously unrecognized future income tax assets used to offset a future income tax liability realized on the renouncement of exploration expenditures on flow-through shares issued in 2004.

LIQUIDITY

          The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

          The Company had the following contractual obligations as at December 31, 2006:

Payments Due by Period
		Less			After 5
Contractual	Total	than 1	1-3 years	4-5 years	years
obligations		year
Operating leases	$428,679	$107,412	$295,227	$26,040	Nil

          The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment.

          At December 31, 2006, the Company had cash on its balance sheet of $40,391,913 and working capital of $43,338,290 as compared to cash of $16,096,933 and working capital of $15,538,871 at December 31, 2005. The change in cash and working capital of $24,294,980 and $27,799,419, respectively, is primarily due to the receipt of net proceeds of $48,047,124 from the June 2006 prospectus financing and the exercise of stock options and warrants during 2006, offset by cash exploration expenditures of $6,298,162, and an additional $10,000,000 private placement investment in Aurora in October 2006 and cash used in operations of $2,364,612 during the period. The Company also purchased marketable securities during 2006 at a cost of $4,863,897.

          Subsequent to December 31, 2006, the Company received $5,241,059 upon the exercise of 1,797,361 warrants and 214,900 stock options. At March 19, 2007, the Company has cash and cash equivalents of $104,000,000 on it balance sheet. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2007.

          Subsequent to year-end, the Company closed a short form prospectus offering to sell 4,100,000 common shares at a price of $14.75 per share raising gross proceeds of $60,475,000. The Offering has a 15% Greenshoe option, allowing the underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. The Underwriter’s will receive a cash commission of 5%. The Company will use the majority of the proceeds from the Offering for the acquisition of additional mineral properties or companies holding such properties that may be of interest to the Company.

          The Company does not anticipate any significant environmental liabilities during 2007.

CAPITAL RESOURCES

          The Company at December 31, 2006, has warrants and stock options outstanding that are currently in the money, which could potentially bring an additional $16,311,159 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

          The Company has no minimum exploration expenditures on any of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

          The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

          For the year ended December 31, 2006, the Company paid legal fees of $8,177 (2005 - $33,855) to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

          In addition, the Company invoiced Aurora $1,162,245 during the year ended December 31, 2006 for its share of office costs, employee wages and benefits and costs of the IPO financing. At December 31, 2006, the Company had a receivable from Aurora of $88,154 relating to these expenditures.

          In April 2006, the company and Aurora signed a cost sharing agreement whereby the Company will charge common office costs and common employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.

          In October 2006, the Company subscribed for an additional 956,938 common shares of Aurora by way of private placement at a price of $10.45 per common share, for a total of $10,000,002. The financing happened concurrent with a $30,000,000 short form prospectus offering by Aurora. As of December 31, 2006, the Company owned 30,947,336 common shares of Aurora.

FOURTH QUARTER

          In November 2006, the Company made a $1,327,500 strategic investment in LAT, a public company listed on the TSX Venture Exchange under the symbol “LAT”.

          On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Biga Properties prior to the Company completing its earn-in requirements. As a result of this election, the Company is deemed to have earned 100% of the project. Upon its earn-back election, the Company and TCAM designated four new properties in the Biga region named Pirentepe, Halilaga, TV Tower and Dedidagi.

PROPOSED TRANSACTIONS

          As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

During the year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including reconciliation to U.S. GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2006. As a result, management concluded that the Company’s internal control over financial reporting was effective as of that date.

OTHER SUBSEQUENT EVENTS

          Subsequent to December 31, 2006, 214,900 stock options were exercised for total proceeds of $298,316 and 1,797,361 share purchase warrants were exercised for total proceeds of $4,942,743. The Company has no outstanding share purchase warrants. In addition, the Company granted 785,000 stock options to employees and directors at exercise prices ranging from $10.17 to $14.25, exercisable for a period of five years. These options remain subject to regulatory and shareholder approval.

          Subsequent to year-end, the Company closed a short form prospectus to sell 4,100,000 common shares at a price of $14.75 per share, raising gross proceeds of $60,475,000. The Offering has a 15% Greenshoe option, allowing the Underwriter’s to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. The underwriter’s will receive a cash commission of 5%.

          Subsequent to year-end, the Company acquired an additional 900,000 common shares of LAT at a cost of $0.45 per share, with the transaction expected to settle on April 4, 2007.

CRITICAL ACCOUNTING ESTIMATES

          The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

          Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

          Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests does not believe the remaining assets have suffered any impairment. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

          The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

          Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

          There were no changes in accounting policies in the year ended December 31, 2006 other than the way the Company accounts for its investment in Aurora. At December 31, 2005, the Company accounted for its investment in Aurora as a joint venture and accordingly proportionately consolidated Aurora’s results. Due to the Company’s loss of control of Aurora through Aurora’s IPO financing and the subsequent exercise of the over-allotment option, the Company’s interest in Aurora fell below 50%. Effective March 22, 2006, the Company accounts for its investment in Aurora through the equity method.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments

          Effective January 1, 2007, the Company will adopt CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865, Hedges and CICA Handbook Section 1530, Comprehensive Income (the “Financial Instruments Standards”). As the Company has not previously undertaken hedging activities, adoption of Section 3865 will have no impact on the Company.

          The adoption of the Financial Instruments Standards will result is the Company recognizing available for sale investments and all derivative and other financial instruments held for trading as assets or liabilities at fair value. The Company has no derivative financial instruments at December 31, 2006. Accordingly, transitional adjustments in respect of these standards will be recorded to opening investment balances and accumulated other comprehensive income at January 1, 2007.

          Gains or losses associated with items designated as held for trading are recorded in the statement of operations, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time as the investment is disposed of or, incurs a decline in fair value that is other than temporary, at which time any gains or losses will then be realized and reclassified to the statement of operations.

Fair Value Measurement

          In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurement, which defines fair value and establishes a framework for measuring fair value and expanding disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. It is not determinable whether the adoption of this Interpretation will have a significant effect on the Company’s results of operations or financial position.

Income Taxes

          In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our fiscal 2007 year end. It is not determinable whether the adoption of this Interpretation will have a significant effect on the Company’s results of operations or financial position.

FINANCIAL INSTRUMENTS

          Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, marketable securities, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash only with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

          The Company's accounts receivable are primarily related to input tax credits receivable and amounts due from Aurora. The Company performs ongoing evaluation of its receivables to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

          At December 31, 2006, the Company had accounts receivable of $88,154 due from Aurora.

          At December 31, 2006, the fair values of cash and trade and other receivables approximated their carrying values because of the short-term nature of these instruments. The fair value of the marketable securities at December 31, 2006, was $4,177,285 compared to a cost of $3,536,397.

OUTSTANDING SHARES

          The following table outlines the common shares outstanding subsequent to the year end to March 19, 2007:

Number of common shares
Balance, December 31, 2006	60,969,754
Shares issued on exercise of warrants	1,797,361
Shares issued on exercise of options	214,900
Shares issued on short-form prospectus offering	4,100,000

Balance, March 19, 2007	67,082,015

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

          The risk factors that could affect the Company's future results include, but are not limited to:

Exploration, Development and Operating Risks

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company’s operations.

          Mining operations generally involve a high degree of risk. The operations of the Company are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

          There is no certainty that the expenditures made by the Company toward the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Political Stability and Government Regulation Risks

          Some of the operations of the Company are currently conducted in Turkey and Mexico and, as such, the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism; extreme fluctuations in currency exchange rates; and changing political conditions, currency controls and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitudes in Turkey or Mexico may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations or profitability of the Company.

Reliability of Resource Estimates

          There is no certainty that any of the Mineral Resources identified at any of the Company’s properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

          Fluctuations in the prices of gold, uranium and other precious or base metals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Company’s results of operations and financial condition.

No History of Mineral Production

          The Company has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the Company’s properties or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Company to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources that are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Insurance and Uninsured Risks

          The business of the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

          Although the Company may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance may not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

          All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

          Government approvals, permits and approvals of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, or reductions in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

          Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

Land Title

          There may be undetected title defects affecting the Company’s properties. Title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has conducted only limited surveys of certain of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Company may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company’s operations. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

          It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Permits

          The Company cannot be certain that it will receive, on acceptance terms, the necessary permits to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Company’s costs and delay its activities, and could adversely affect the operations of the Company.

Competition

          The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Hedging

          The Company does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Company has no protection from declines in mineral prices.

Additional Capital

          The development and exploration of the properties in which the Company holds an interest will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.

Fluctuations in Metal Prices

          The price of the common shares, and the consolidated financial results and exploration, development and mining activities of the Company, may in the future be significantly and adversely affected by declines in the prices of gold, uranium and other metals or minerals. The prices of gold, uranium and other metals or minerals fluctuate widely and are affected by numerous factors beyond the control of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and other foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market prices of gold, uranium or other metals or minerals could cause continued development of and commercial production from the properties in which the Company holds an interest to be impracticable. Depending on the prices of gold, uranium and other metals and minerals, cash flow from mining operations could not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent upon the prices of gold, uranium and other metals and minerals being adequate to make these properties economically viable.

          In addition to adversely affecting the resource estimates of the Company and its financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

          Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Precious metals and other minerals are generally priced in U.S. dollars and the costs of the Company are incurred in Canadian dollars and other currencies. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Company’s profitability, results of operations and financial condition. In addition, the operations of the Company are currently conducted in Turkey and, as such, the operations of the Company may be adversely affected by extreme fluctuations in the exchange rate of the Turkish Lira.

Government Regulation

          The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the exploration and development activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Dividend Policy

          No dividends on the Common Shares have been paid by the Company to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Key Executives

          The Company is dependent upon the services of key executives, including the directors of the Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

          Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility of such directors and officers being in a position of conflict. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Changes to Exploration Programs

          The Company may make changes to planned programs at anytime. This could be done due to a number of factors including results obtained to date changes in regulations, changes in metal prices, identification of new, more important, targets and a number of other possible causes.

OUTLOOK

          With TCAM now responsible for all of the expenditures at Agi Dagi, Kirazli and the Biga Properties in 2007, the Company is free to have its technical staff in Turkey focus on exploring for additional properties of interest in this highly prospective, under-explored area of the world.

          In February 2007, Aurora announced an updated National Instrument 43-101 resource estimate for its Michelin and Jacques Lake deposits which increased resource estimates from 36 million pounds of uranium to 96 million pounds of uranium. For calendar 2007, Aurora has planned a comprehensive program, which will include a minimum of 75,000 metres of drilling, environmental baseline studies and engineering analysis with an estimated budget of $21,250,000. In addition to drilling, Aurora has allocated $5,000,000 for baseline environmental and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008. Aurora is proving to have a world-class asset that should garner considerable interest in the coming year as it embarks on one of the world’s largest uranium exploration programs.

          The Company continues to investigate other opportunities to acquire assets or make direct investments in projects that it feels have the potential to develop into world-class deposits. With the $60 million Offering closing on March 15, 2007, this should provide the Company with significant funds to acquire additional properties or companies of interest in the coming months. We look forward to new and exciting projects being added to the Company’s assets as 2007 progresses.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President	CFO, Corporate Secretary

March 19, 2007